ACQUISITION OF OPPENHEIMER TOTAL RETURN BOND FUND

On March 23, 2006, the Fund acquired all of the net assets of Oppenheimer Total Return Bond Fund, pursuant to an Agreement and Plan of Reorganization approved by the Oppenheimer Total Return Bond Fund shareholders on March 15, 2006. The Fund issued (at an exchange ratio of 0.964160 for Class A, 0.964242 for Class B,
0.962906 for Class C and 0.964275 for Class N of the Fund to one share of Oppenheimer Total Return Bond Fund), 4,211,155; 481,162; 862,709 and 315,811
shares of beneficial interest for Class A, Class B, Class C and Class N, respectively, valued at $42,659,003, $4,874,168, $8,747,866 and $3,199,167 in
exchange for the net assets, resulting in combined Class A net assets of $549,554,571, Class B net assets of $124,605,847, Class C net assets of $122,287,022 and Class N net assets of $43,300,947 on March 23, 2006. The net assets acquired included net unrealized depreciation of $949,524. The exchange qualified as a tax-free reorganization for federal income tax purposes.